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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HELFANT GROUP, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street 45th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Wong (212) 430-9215
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE, SUITE 2000 LOS ANGELES CA 90071-1568
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELFANT GROUP, INC, as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

ROSE LEVINE
NOTARY PUBLIC
JULY 27 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Helfant Group, Inc.:

We have audited the accompanying statement of financial condition of Helfant Group, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Helfant Group, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2003

HELFANT GROUP, INC.

Statement of Financial Condition

December 31, 2002

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	14,389
Securities borrowed		809
Exchange memberships, at cost (market value of $8,026)		6,567
Premises and equipment		1,398
Due from affiliates		708
Goodwill		26,040
Other assets		4,602
	$	54,513

Liabilities and Stockholders' Equity

Securities loaned	$	809
Due to affiliates		898
Accounts payable and accrued expenses		7,297
Total liabilities		9,004
8% cumulative voting preferred stock of $802.93 par value. Authorized, issued and outstanding 1,622 shares		1,302
Common stock of $.05 par value. Authorized 200,000 shares; issued and outstanding 81,383 shares		4
Additional paid-in capital		38,483
Retained earnings		5,720
Total stockholders' equity		45,509
	$	54,513

See accompanying notes to statement of financial condition.

HELFANT GROUP, INC.

Notes to Statement of Financial Condition

December 31, 2002

(1) Company Background and Summary of Significant Accounting Policies

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. (the "Company"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. All of the voting preferred stock of the Company is owned by Jefferies Group, Inc. All of the common stock is owned by a sole stockholder who is an officer and director of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic marketplaces for Jefferies & Company, Inc., a subsidiary of Jefferies Group, Inc., ITG Inc., and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2002, such cash equivalents amounted to $14,170,000.

(b) Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade-date basis.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

(d) Securities Borrowed and Securities Loaned

The Company has a securities borrowed and lending matched book business (Matched Book) in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's statement of financial condition. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's statement of financial condition. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(e) Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using

the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(f) ***Goodwill***

The merger of W & D Securities, Inc. and Lawrence Helfant, Inc., which created the Company, was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 141 and SFAS No. 142. In accordance with SFAS No. 142, goodwill resulting from the merger is not amortized and is assessed for impairment at least annually. There was no goodwill impairment as of December 31, 2002.

(g) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) ***New Accounting Standards on Accounting for Asset Retirement Obligations***

SFAS No. 143, *Accounting for Asset Retirement Obligations*, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this statement is not expected to have a material impact on the Company.

(i) ***New Accounting Standards on Accounting for the Impairment or Disposal of Long-Lived Assets***

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. This Statement also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. On January 1, 2002, the Company implemented this statement without a material impact on the Company.

(j) ***Rescission of SFAS No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections***

SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, addresses certain rescissions, amendments and technical corrections to previously issued statements. This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This

Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. On December 31, 2002, the Company implemented this statement without a material impact on the Company.

(k) New Accounting Standards on Accounting for Costs Associated with Exit or Disposal Activities

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also clarifies that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. On December 31, 2002, the Company implemented this statement without a material impact on the Company.

(l) New Accounting Standards and Disclosures on Guarantees

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

(m) New Accounting Standards on Consolidations

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51*. This Interpretation addresses the consolidation by business

enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

(n) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $680,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2002. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(3) Preferred Stock

In 2002, the Company declared dividends on the 8% cumulative voting preferred stock in the amount of $105,000. Included in due to affiliates are preferred dividends in arrears amounting to $1,237,000.

(4) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 50% equities and 50% fixed income securities.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the

IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(5) Related Party Transactions

The Company received execution fees from Jefferies & Company, Inc. and ITG Inc.

The Company paid software licensing fees to ITG Inc. The Company paid administrative service charges paid to Jefferies & Company, Inc.

The Company received interest income from Jefferies & Company, Inc.

Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions.

Jefferies Partners Opportunity Fund, LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC (the "Funds") are the counterparties on all securities loaned transactions. The Company paid interest to the Fund in relation to the securities loaned transactions.

The Company leases one NYSE seat from one officer and director of the Company and two NYSE seats from partnerships in which the same officer and director is a member.

(6) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Company had net capital of $7,033,000, which was $6,783,000 in excess of required net capital.

(8) Leases

As lessee, the Company leases certain exchange seats and premises and equipment under noncancelable agreements expiring at various dates through 2011. Future minimum lease payments for all noncancelable operating leases at December 31, 2002 are as follows:

		Gross	Sub-leases	Net
2003	$	3,168,000	101,000	3,067,000
2004		1,440,000	108,000	1,332,000
2005		1,081,000	115,000	966,000
2006		1,044,000	38,000	1,006,000
2007		892,000	—	892,000
Thereafter		2,477,000	—	2,477,000